UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 November 2010
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  CRH Investor Day 2010

N      E      W      S                R      E      L      E      A      S      E

12 November 2010

CRH INVESTOR DAY 2010

CRH plc, the international building materials group, is hosting an investor day for investors and sector analysts today Friday, 12th November 2010 in London, to be repeated in New York on Monday, 15th November 2010.

The day will include presentations on various aspects of CRH's operations and strategy, and will provide an opportunity to meet with CRH's senior executive and divisional management team.  No material new information will be disclosed in the presentations and no new trading information will be provided.

Copies of the presentations made during the course of the day will be available on CRH's website (www.crh.com) as they are presented from 10:00 GMT on Friday 12th November 2010.

Contact CRH Investor Relations at Dublin 404 1000 (+353 1 404 1000)

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  12 November 2010

By:___/s/Maeve Carton___
M. Carton
Finance Director